Filed by CSLM Digital Asset Acquisition Corp III, Ltd.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CSLM Digital Asset Acquisition Corp III, Ltd.

Commission File No.: 001-42818

Date: October 19, 2026

On October 6, 2026, Vik Mittal, the Co-Chief Executive Officer of CSLM Digital Asset Acquisition Corp III, Ltd. (“KOYN”), recorded an episode of The Investor Relations Podcast, hosted by Joshua Wilson. The episode was published on October 19, 2026. KOYN is a party to a definitive business combination agreement, dated as of October 6, 2026 (the “Business Combination Agreement”), with First Digital Group Ltd. (“First Digital”). A summary of the podcast and the transcript of the podcast are set forth below:

Vik Mittal, the Co-Chief Executive Officer of KOYN, joined host Joshua Wilson on The Investor Relations Podcast to discuss how SPAC sponsors communicate with investors at each stage of the SPAC process. Mr. Mittal described his background in investment banking and event-driven investing, and how SPAC sponsors raise risk capital and trust capital from investors. The conversation also covered the proposed business combination between KOYN and First Digital, including Mr. Mittal’s comments on engaging First Digital’s existing investors ahead of the announcement. Mr. Mittal also discussed the limits on investor communications while a SPAC is seeking a target and the outreach that follows the announcement of a business combination.

Listen to the full episode:

Episode page: https://www.theinvestorrelationspodcast.com/why-ir-for-a-spac-starts-with-the-private-investors-vik-mittal/

Apple Podcasts: https://podcasts.apple.com/us/podcast/why-ir-for-a-spac-starts-with-the-private/id1791628629?i=1000797044283

Spotify: https://open.spotify.com/episode/7g28wfAdBA83cXeZ1662j4

YouTube: https://youtu.be/uy4pw5-7N4s

TRANSCRIPT: The Investor Relations Podcast

Featuring: Vik Mittal

Speakers:

Vik Mittal: Co-CEO, CSLM Digital Asset Acquisition Corp III, Ltd.

Joshua Wilson: Host, The Investor Relations Podcast

Joshua Wilson: Hey, good day, everybody. Welcome back to The Investor Relations Podcast. We’re having conversations about investor relations, relationships with investors, and how to communicate to them and how to talk with them at different levels of the investing game. Whether you’re talking to retail investors, all the way up to our last episode, we were talking to institutional investors. So, what I wanted to do, there’s this special deal that goes on in the market. It’s called a SPAC, special purpose acquisition company. And I wanted to bring one of my friends on who’s done a ton of these. And we want to talk about, you know, communicating with investors around SPACs. So he’s gonna be a little bit of an education for what a SPAC is, but also digging into communications with investors through the SPAC process. So, Vik, welcome to The Investor Relations Podcast.

Vik Mittal: Hey there, Joshua. Great, great to be on. It’s great to chat again. Excited this will be a fun episode.

Joshua Wilson: Cool, man. All right. So let’s start with this. Tell us a little bit about you and your firm and what you guys do.

Vik Mittal: Yeah, great. So I’ve been in the investment space since, gee, since two thousand one, when I did mid-market investment banking out in Palo Alto and we were dealing with tech, telecoms, spectrum companies, IP PBX companies coming out of the dot-com bubble crash and helping them raise capital from the banking side. And then spent about 18 years in New York at an event-driven fund focused on converts and capital structure and special purpose acquisition companies. We’ve sponsored a ton of SPACs over that period. And then the last four or five years has been more as a SPAC sponsor leading the formation and creation of these vehicles and helping great founder first oriented philosophy of great private companies that are deserving of accessing public market capital in the public markets and helping them tap into a wide range of institutional retail investors and, you know, take advantage of what being public does, that when you perform, your stock goes up, you can raise more capital, you can create a liquidity event for early investors and insiders. And you know, of course, there’s always the harsh downside that if you do not perform and you do not hit your expectations and projections, then you know the market can be very punishing. But you know, if you stay private, the market’s even more punishing on the downside because there’s just a smaller audience that’s looking to a turnaround story, where there is in the public markets you’ve got, you know, more optionality to raise capital and ways to raise capital and kinda keep the company going until hopefully there’s a brighter tomorrow. So, you know, we’re huge believers in the SPAC product and its ability to be a capital formation and a capital markets product that help great companies that aren’t necessarily regular way IPO eligible or meet the criteria for a regular way IPO access capital markets.

Joshua Wilson: Okay. Interesting. Now, if people want to learn more about the SPAC process or the de-SPAC process, we have two other shows in our network, The SPAC Podcast, hosted by Michael Blankenship, which you’ve been on, you’ve done a fantastic job over there. And The DESPAC Podcast with Chaz Churchwell. Give shout outs to those guys. When it comes to investor relations and working with investors in a SPAC, right? If people want to learn more about SPACs themselves, they could kind of dig into those two channels. But when it comes to a SPAC, you’re working with investors at many different stages of a SPAC. Why don’t you talk about different investors and where they plug in along the SPAC process, maybe from a sponsor to a PIPE? You know, maybe you could kind of paint that picture for us.

Vik Mittal: Yeah, you know, it’s great, actually. The timing’s opportune. We’re about to put a press release out in about 20 minutes here on what is today, Tuesday, October 6th, when we’re recording this, disclosing that we’ve announced a definitive agreement in the CSLM3 digital assets SPAC with First Digital, Asia’s leading stablecoin issuer, and the deal’s gonna get announced. I think the press release is gonna be out in about an hour or so. And it reminds me greatly because we announced publicly the LOI for this deal on December 2nd of 2025 and I think the market’s kind of left the deal for dead because it’s almost been, you know, ten months plus. And what really transpired over the last ten months was getting its investor base in First Digital on the same page with the founder Vincent Chok’s vision for the company and why going public, you know, made the most sense. And this was, you know, an odd situation in the sense that it starts early. It starts with the early investors in the private company and getting them comfortable with, is this the right path for the company? And First Digital had last raised money at around a 400 million valuation a couple years ago. And some of the investors in that round had consent over a down round. As you’ll see as we disclose the disclosures today, later today on Tuesday, October 6th, because I’m sure this will get published later, is that this is going to be a down round. And the company’s been through some challenges in the stablecoin space because they’ve, you know, dealt with some litigation with Techteryx and, you know, by association Justin Sun. They’re suing him for defamation. It’s hurt their credibility in the market. Their stablecoin was de-pegged for a short period of time, for like a day, a few years ago. And they’ve been aggressively transitioning into agentic payments, which is the future of you know, payments in our opinion, just digital currency and digital payments across the globe. And in particular, the mission of our CSLM3 digital assets SPAC was to focus on emerging economies and some of the biggest markets for First Digital are, you know, the adoption of stablecoins and digital currency in markets for the underbanked economy and third world economies where you know for example like India, over half the population is on under unbanked, where you could use a cell phone and just go purchase something where you can just tap your cell phone and use your stablecoin or in some Asian economies across East Asia. And so those are the markets that First Digital is very heavily focused on. But back to your point, when does the engagement start with shareholders? It’s basically been a nine, 10-month process of engaging with the leading investors, private venture investors in the Company saying, well, hey, why is this a down round? How are we going to succeed in the public markets? And what is gonna, you know, help this company put themselves on stable footing? And so, you know, for us it was important to diligence to ensure that First Digital is a profitable company that can stand on its own two feet, that it’s got institutional industry support. It’ll be part of the disclosures that they’ve reworked their revenue share agreement with Binance, which is a 25% owner of the company and a key strategic partner. And then, you know, the leading VCs, for example, Sequoia China, which is now called HongShan, you know, has strong governance rights over the company, making sure that there was full alignment with the early investors and investors who have supported the company, even at much higher valuations in prior rounds. And so for me it was quite a, you know, a number of trips to Hong Kong, a number of trips to Singapore, dozens of phone calls explaining the vision that this is the perfect turnaround story in the public markets that if you...

Joshua Wilson: Mm-hmm.

Vik Mittal: set the valuation conservatively, you could have a ten X on your hands here if the company can grow its market cap from the two hundred fifty million pre-money valuation to, you know, if they can execute upon their agentic payments roadmap. And they can continue to grow and stabilize their stablecoin market cap in a rising interest rate environment, it all flows to the bottom line. And then especially with Binance’s support and partnership on the overall merger, it’s just huge. And so that was a really lengthy process because there was different constituencies. There were some that were like laser focused on, well, what’s our valuation? We want to put a mark on the... in our... for our LP letters that, you know, this company’s going out at a billion dollars and we’re, you know, on paper, are able to show a multiple of capital. And we’re... well, that doesn’t really help if the company can’t sustain a billion-dollar market cap post-IPO, and we just weren’t gonna move forward on that basis, and nor was Vincent, the founder of First Digital. And so, you know, we worked really hard over these last six to nine months to get all the investors on board with taking the company public at what we think is a conservative Series B, Series C related valuation for a company that’s been around for seven, eight years now. And so that’s... we’re thrilled to announce it. But it goes to the heart of your question that as a SPAC sponsor and a CEO, founder of a company, the first step in this IPO journey is getting all of the investors in your cap table aligned with the vision for going public and what the value is of being public.

Joshua Wilson: Yeah. So that’s an interesting point. So investor relations for the SPAC community doesn’t start with the SPAC sponsor. It starts with the private investors who, you know, whether it’s angel rounds, the family, the founder groups, the VC groups, the people who have brought it to that point, because if they vote no, then you might have some struggles later on when going down this path, right? So, you know, what have you learned when it comes to those early conversations with the private investors, the early investors, like showing them SPAC or IPO versus staying private or maybe trying to have an exit? Like what are some of the things you communicate as a part of that story for them?

Vik Mittal: Yeah, I think the key part and what really enticed our firm to the SPAC asset class is that you’re able to, if you can underwrite in diligence as a SPAC sponsor the company well, you do have the opportunity to invest in a company that could be a 10X, 20X in the public markets. And that’s a rare thing to see where typically companies that are going public, so much value is accrued in the private markets to those investors, and the public market investor is kind of getting something that’s extremely mature, but it’s not necessarily a 10x opportunity. It may be a 10 to 20% compound or per year on the share price appreciation, but it’s extremely rare for a company to be at 10x potential if they execute on their business plan. Certainly the SPAC asset class takes riskier companies public that are less mature, but that’s what creates more of a venture-like return profile that investors, institutional or retail investors, do not get access to because they’re not able to invest in the Series A, B, or C rounds of some of these great companies. And so SPACs bridge the gap between those two worlds. And so for the venture capitalists that are already in the companies that we’re talking to, the key part is explaining to them like, look, unless you’re gonna continue to fund this company’s capex and growth, going public is the right answer. And if the company sees escape velocity, well as a venture investor, you’re probably not gonna get an exit at five X in a year or two. Whereas if you own stock in a company that goes up 5x, that means there’s a native bid there and it’s transitioning into a different investor base, you can get a liquidity and monetization event for venture investors, usually the monetization cycle is seven to ten years and a tiny, tiny fraction, like literally less than like two percent of venture portfolio companies go public. And usually it’s a strategic sale or an acqui-hire or something else. And so it kind of brings up the batting average meaningfully for venture capitalists. And sure you take dilution on your best investments that are your like hundred thousand X ones that make your whole fund, but, you know, you kind of know which ones are the next Stripe or the next SpaceX or whatever it may be or the next Anduril that can continue to fund themselves at higher and higher valuations in the private markets. It’s the ones that, you know, may or may not be a 10x in your portfolio. It could either be a 10x or a zero that fit the sweet spot in my opinion for a SPAC transaction.

Joshua Wilson: Got it. So then you have the setup of the SPAC and you round out a group of investors to participate in setting up the vehicle, right? So you’re having investor relations conversations in the SPAC stage for the private company, right? For the private investors. Now you’re working with a group of, you know, investors and we are gonna raise some capital. We’re gonna start up a SPAC and then we’re gonna go acquire a private company. Talk to us about some of the investor conversations with, you know, hey Josh, we’re gonna, you know, do a deal. We’re gonna start up a SPAC to go acquire a private company. Like what are some of the investor relations strategies or conversations that you have for that founding team of the SPACs, for that investor team?

Vik Mittal: Yeah, that’s a great question. Yeah, it’s raising the risk capital, basically. The capital...

Joshua Wilson: Bingo. Yep.

Vik Mittal: that yeah gets the whole deal off the ground. It’s been interesting ‘cause my firms and funds have been investing in the risk capital for SPACs since twenty fifteen and there’s been different ebbs and flows to the market and cycles to it. You’ve had periods where it was super super selective and then in 2020 when we were in the SPAC-a-palooza and the SPAC bonanza, you know everyone was going to their neighbor and their, you know, and their friends and going around the neighborhood in Greenwich or wherever they lived and raising 10 million bucks like from their friends in family and saying, hey, I got an easy 10X. You buy these founder shares at a buck or two bucks, we’re gonna go do a great deal, it’s gonna trade to 20 bucks and you’re gonna make 10x your money in two, three years. Say there was like 700 SPACs raised during that cycle at an average risk cap check of, you know, I’d probably say 10 million dollars. I mean some could be more. Some were funded by just one individual or private equity or venture funds. So if you have 700 SPACs and you got 10 million dollars, you got seven billion dollars of capital was raised to just go find deals via SPACs during the 2020 and 2021 cycle. I don’t think that was a particularly lucrative investment period for people. I think it was investors, LPs, let’s call them, who invested in that, lost 50 to 75% of the money. So from your point, the... in the IR then was easy. There was no IR. It was just a massive momentum trade where institutions, individual investors, high net worth investors, venture private equity funds would set up these SPACs. They’d raise the money pretty quickly, like in days, because everyone was like, this is the new magic beans, so to speak, the SPAC asset class and the SPAC product. And you know, I kinda the joke we like learned the hard way so to speak, because we did invest in a lot of SPACs and we lost a lot of money on the institutional side there, is that the first time somebody’s the CEO shouldn’t be when they’re the CEO of a SPAC. Like you should have the right pedigree. You should either be, you know, the CEO of a small company or the CEO or C-suite of a public company or asset manager or a private equity individual. Somebody who’s like supposed to be associated with a public company in some fashion, someone who’s had LPs before, who’s managed money on behalf of endowments, institutions, and understands valuation, understands capital markets. And so then we had the ugly downcycle of SPACs from 2022 to early 25. And then we had like the crypto craze that like caught the market on fire and then you started seeing everybody raising SPACs again with syndicated risk capital, sponsor risk capital. But it didn’t seem like it was driven by family offices or high net worth this go-around. It was largely driven by hedge funds and institutional asset managers. It would buy the founder shares at 75 cents to $1.50, $2. And by and large they back serial sponsors, not a ton of first-time sponsors, i.e., you know, pedigreed sponsors who have done SPAC deals before. And you know, if anyone’s looking at the S-4 or the S-1s, excuse me, the prospectuses, it has this non-managing member line and it kind of discloses the details. It’s not too hard with ChatGPT to throw the S-1 in there, and you can kind of see all the details of how the money was raised. And the banking fees came down from like 2% on the front end to 1% cash. So on a 200 million SPAC raise, instead of needing $4 million to pay an underwriting fee, you need $2 million. And the legal fees and all that other stuff came down. So now you need around like four, four and a half million dollars to comfortably raise a SPAC for the same 200 million SPAC that four or five years ago cost you like eight, nine million. And so it’s become a more accessible product. Investors I think exercised a greater degree of discipline. And they largely focused on sponsors who had had success or had done SPACs in the prior cycle, cycles, and the sponsors on SPAC two, three, four were the ones that they backed. And so the IR to your initial question, sorry, is a long answer on the risk cap, how you raise it is really your resume. And the banks would go out to like 10, 15 hedge funds or 20, 30 hedge funds and say, you know, so and so is coming back to the market. They’ve done SPACs before, you know, they understand the product. They’ve got a pipeline of opportunities and they’re vertical. Do you want to buy their founder shares at a buck twenty-five and like kind of be their seed capital to get them off the ground?

Joshua Wilson: Mm-hmm. Got it.

Vik Mittal: And that’s how most of the money was raised this cycle. That was like probably if I had to guess seventy five percent plus of the money. And the other twenty five percent was from sponsors going the friends and family route or just personally writing the check themselves.

Joshua Wilson: So you’ve got the risk capital set, you got the SPAC announced. Now you raise the next pool of money, right? You’re raising the trust, whether it’s a hundred million, two hundred and fifty million, whatever the case may be, you know, what are some of the things that, you know, the conversations with investors, what, you know, talk to us about the IR piece with the trust fund or the trust raise.

Vik Mittal: Yeah, that actually is very similar to the IR piece for raising the risk capital.

Joshua Wilson: Okay.

Vik Mittal: Because it’s really what your reputation and your track record is and your pedigree and the institutional investors that are buying the redeemable SPAC shares in the IPO, they’re asking a lot of the same questions. They’re like, you know, does this person have the ability to write a PIPE check? Do they have the ability to... have they done deals before? They understand valuations and things of that sort. And some of it gets down to structure, like what’s the warrant coverage, what’s... is there an overfunding? Is it ten ten in trust instead of ten in trust? What’s the tenor of the SPAC? Does the management team of the SPAC have pedigree and interesting industries that are like, you know the most successful SPAC sponsor in two thousand seven that raised a SPAC in residential real estate, mortgage lending, was probably gonna fail and go bankrupt like when the cycle turned. And so we’re actually kind of seeing it a little bit in the crypto space. A lot of crypto SPACs were raised in twenty twenty five and you’re starting to see it just like you’re seeing Bitcoin miners turn into data centers and hyperscalers and neocloud operators, you’re starting to see SPAC sponsors in the crypto space start morphing into AI infrastructure and things of that sort. And so that’s the IR piece there is that similar to raising the risk capital, you gotta be in an interesting sector that the market believes you can do a great deal and that there’s interesting, there’s a depth of private companies. So around the SpaceX IPO, there was a lot of like, you know, great sponsor teams that went out. One we backed, this Karman Line one that we’re renaming Xterax, ticker XTER, with, you know, two industry veterans in the space satellite space on the back of SpaceX going public and some other, you know, interesting transactions with Rocket Labs, AST Mobile being great IP or great companies that went public through SPACs, you know, 10, 20 billion plus market cap companies that have grown in the public markets tremendously. So that’s kind of the... that’s the window, that’s the backdrop.

Joshua Wilson: Got it. So now we have... there’s two other times where investor relations steps in. I mean, they should always be involved, like you mentioned, you know, in some of our other conversations. IR for SPACs is an ongoing thing. It’s something that’s continual flowing, because now we’re talking about, you know, announcements, we’re talking about targets, we’re talking about PIPEs. And then once the company de-SPACs, right, you... and it’s now a public company. That IR has to continue to keep the stock price and keep people interested in and what’s going on for the retail world. So kind of walk to us about the after party of the SPAC and the IR pieces to keep the momentum going.

Vik Mittal: Yeah, I mean the momentum, so you get enter this quiet period for SPACs, so to speak, when you’re seeking a deal. And so the IR you can kind of do is very limited as a sponsor. Because you can’t be like, hey, I’m under LOI with this great company doing this. Like, right? That’s like material information. And so that is the odd period for a sponsor where you’re just you’re kinda quiet. And so that’s like, you know, an important piece of it where you’re not doing much in the way of IR. Yes, you’re attending industry events, but you’re really prospecting, maybe you’re speaking on panels, but you can’t speak to anything specific of what you’re doing with your SPAC. The type of target you’re looking at, or that you’re under LOI or something like that, ‘cause that’s all like material information that needs to be disclosed via 8-Ks and things like that.

Joshua Wilson: So that’s a real... that’s a really good point. So what do the conversations look like with the investors while you’re in that acquisition target hunt phase? Like what do you tell them, hey guys, we’re about to go through this process. This is what we could share with you, this is what we can’t. Like, how does that conversation go?

Vik Mittal: targets fully understand ‘cause they’re all lawyered up. Everybody’s got like a lot of sophisticated parties around the room and you know, everyone’s like focused that there’s... we’re in this kind of confidential phase. At some point you start wall-crossing institutional investors to preview the deal with them, get their feedback on valuation, but all of that’s done under like strict compliance, wall-cross processes, confidentiality. Like you don’t necessarily want leaks to the press until you’re about to announce the deal and things like that. So that’s like a really kind of narrow, tight window that you wanna keep narrow.

Joshua Wilson: Cool. Well, Vik, let’s do this. For people listening in that are interested in what you’ve got working on, you know, what’s a good place for people to find you, learn more about what you’re working on? Give us a spot.

Vik Mittal: that specifically I’m working on.

Joshua Wilson: Yeah, they wanna get to know you, they wanna follow your work, they wanna be more involved in the work that you’re doing.

Vik Mittal: Yeah. They can follow on Twitter. I don’t... I’m not on there a ton, but it’s just Vik Mittal on Twitter, Vik underscore M I T T A L. You know, the three SPACs that we’re the managing member of are the CSLM Digital Asset One, Ticker is K-O-Y-N. We got a great co-CEO there in Ryan Gentry, who’s also the CEO of our Bitcoin infrastructure SPAC, Ticker B-I-X-I. And then we just raised this Karman Line SPAC that’s renaming Xterax. Ticker is XTER. It’s led by Rich Davis and Graham Shaw, both are 20, 30 year scientists, satellite industry veterans, aerospace degrees, astrophysics degrees, all this crazy stuff that I don’t understand, and then capital markets, venture backgrounds, and they’re at the core of the core. They also run a venture consulting business called ArgoSat, which is, you know, a leading industry party. And so yeah, but I mean like the key part though is that buildup occurs right when you announce the merger. And so when you announce the merger, you go into this very active campaign. And so we’re in a really interesting spot because it’s 5:01 and the press release just hit Eastern on October 6th for our K-O-Y-N SPAC, the CSLM3 one. So literally our press release just hit. Let me take a look on the newswires and because I just got a couple messages that are distracting me, people congratulating. And yes...

Joshua Wilson: Well, cool.

Vik Mittal: sure enough, the press release is out. And so this is the super interesting part, is that we, you know, we have a very aggressive marketing ad campaign. The CEO of our company is at TOKEN2049 that starts tomorrow morning in Singapore, which is like probably like a top three digital asset crypto event in the world. And then we’ve got, you know, a ton of KOLs that are like, you know, teed up, lined up to do across Asia to do media outreach and distribution on the company. There’s a few industry trade publications are going to be writing about the company. The CEO did a bunch of embargoed interviews at Korea Blockchain Week last week that’ll be published over the next week or two about the IPO and things like that on site. And now the next phase is with our bankers, Cohen Capital Markets, which is a bigger bank in the digital asset and SPAC space. They’ve lined up a bunch of investor meetings and roadshows. We have a great supporting partner in Millennial Trading, which is a Singaporean based exchange and trading house that is a trading partner on the FDUSD stablecoin that is backstopping a twenty million convertible note investment in the company. So we think we’re in a, you know, a great spot. It starts today, really, with the public outreach and it’s a long journey over the next four to six months as you continue to do investor meetings. We certainly intend just given the digital asset space and given this is the democratization of banking and finance is what a stablecoin and agentic payments are, is that First Digital has a very active individual investor and retail following because they’ve done token launches and they have this platform called Finance District, which they’re doing RWAs out of, they’re doing securitization of stocks out of and digitization and tokenization plays and they’re soon going to launch a, you know, Bitcoin lending offering. So that’s the huge outreach is that I think it’s incumbent on great companies that want to attract a wide range of investors to continue to share in a very open way their product roadmap and how they got to where they are today and how they’re getting to where they want to go tomorrow with institutional investors down to retail investors. And that means garnering sell-side research coverage, attending conferences, and just you know generally being available. And I think you know going on podcasts for CEOs and founders, going on webinars, and being at institutional events are all part of it.

Joshua Wilson: Cool. Well, Vik, thanks for popping in and sharing some of your thoughts on this. Ladies and gentlemen, as always, reach out to our guests, say thanks for being on the show. Their contact information will be in the show notes below. Thanks guys for listening in to The Investor Relations Podcast. We’ll see you all on the next one.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

KOYN and First Digital have entered into a definitive Business Combination Agreement, dated as of October 6, 2026, with respect to a proposed business combination. In connection with the proposed business combination, KOYN or a newly formed holding company will prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. KOYN urges investors and securityholders to read the proxy statement/prospectus and other documents filed with the SEC when they become available, as they will contain important information regarding the proposed business combination. The proxy statement will be distributed to holders of KOYN’s Class A Ordinary Shares in connection with KOYN’s solicitation of proxies for the vote by KOYN’s shareholders with respect to the proposed business combination and other matters as will be described therein. All SEC filings will be available free of charge at www.sec.gov.

No assurances can be provided as to the timing of, or that the parties will consummate, the proposed business combination. The proposed business combination is subject to the satisfaction of the closing conditions set forth in the Business Combination Agreement, including board and shareholder approvals, regulatory approvals and other customary conditions.

Participants in the Solicitation

KOYN, First Digital, and their respective directors, officers, and employees may be deemed participants under SEC rules in the solicitation of proxies in connection with the proposed business combination. Information about KOYN’s directors and officers is available in KOYN’s SEC filings. Additional details regarding the interests of persons involved in the proposed business combination will be included in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

All information in this communication concerning First Digital has been provided solely by First Digital and has not been independently verified by KOYN, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. This communication includes “forward-looking statements” with respect to KOYN and First Digital. The expectations, estimates, and projections of the businesses of First Digital and KOYN may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. If one or more of these risks or uncertainties materializes, or if any underlying assumption proves incorrect, actual results, performance and outcomes may vary materially from those expressed or implied by the forward-looking statements, and the proposed business combination may not be completed. Nothing in this communication should be regarded as a representation, warranty or assurance by any person that the forward-looking statements will be achieved or that any of the plans, objectives, expectations or intentions expressed will be realized.

Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of KOYN and First Digital or other conditions to closing; (4) the inability to obtain or maintain the listing of the combined company’s securities on the Nasdaq Stock Market LLC, the New York Stock Exchange, or another national securities exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in documents filed or to be filed with the SEC by KOYN, First Digital and the combined company.

The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. KOYN and First Digital do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by KOYN and First Digital is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of KOYN and First Digital as indicative of future performance of an investment or the returns that KOYN and First Digital will, or are likely to, generate going forward. Forward-looking statements are not guarantees of performance, and neither KOYN nor First Digital gives any assurance that either of them, or the combined company, will achieve its expectations. This communication does not purport to identify all of the risks and uncertainties that may affect KOYN, First Digital or the proposed business combination, and you should carefully consider the risk factors that will be included in the registration statement and proxy statement/prospectus and in the other reports and documents filed by KOYN with the SEC before making any voting or investment decision.

In addition to the factors listed above, the forward-looking statements made in the podcast and in this communication are subject to risks and uncertainties relating to First Digital’s business, including: changes in the laws, regulations, licensing and supervisory requirements applicable to stablecoins, digital assets, trust and custody services and payments in Hong Kong, the United States and other jurisdictions, and the ability to obtain and maintain licenses and registrations, including pending applications; the ability of FDUSD to maintain its peg to the U.S. dollar, the safeguarding, custody and liquidity of reserves, and the risk of a loss of confidence in FDUSD or of significant redemptions; the sensitivity of First Digital’s revenue to interest rates and to the amount of FDUSD in circulation; reliance on a limited number of exchanges, trading firms, distribution and strategic partners and the continuation of existing commercial arrangements; pending and future legal proceedings and disputes; the early stage of the agentic payments market and of Finance District and its products, the risk that new products or offerings are delayed, are not launched or are not adopted, and the fact that Finance District does not yet contribute material revenue to First Digital; competition; technology, cybersecurity and operational risks; the ability of First Digital to obtain additional financing, including any financing that has been proposed but has not been documented or funded; the amount of funds remaining in KOYN’s trust account after redemptions by its public shareholders; the volatility of the market prices of the securities of KOYN and of the combined company; and general economic, market, interest rate and digital asset market conditions.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful under the securities laws of any such jurisdiction.

Transcript of Podcast

The transcript of The Investor Relations Podcast set forth above was prepared using automated and artificial intelligence-assisted transcription tools and was edited for readability, including the addition of punctuation, the correction of capitalization, the removal of timestamps, repeated words, false starts and certain stray interjections, and the combination of consecutive remarks by the same speaker. Automated and artificial intelligence-assisted transcription is inherently imperfect. The transcript may contain errors, omissions, misheard, misunderstood or misattributed words or phrases, incorrect spellings of names and terms, incorrect or missing punctuation, and inaccurate speaker attributions, any of which could change the meaning of what was said. Although reasonable efforts were made to ensure that the transcript is a fair and accurate record of the podcast, neither KOYN nor First Digital represents that the transcript has been verified word for word against the audio recording, and neither makes any representation or warranty, express or implied, as to its accuracy or completeness. The audio recording of the podcast, and not this transcript, is the authoritative record of what was said. The transcript is furnished in good faith for informational purposes only, and no person should rely on it. KOYN undertakes no obligation to correct or update the transcript, except as required by law. The transcript omits tone, emphasis, non-verbal communication and other context, is not a complete or exclusive record of the matters discussed in the podcast, and may be misleading if any statement is quoted or excerpted out of context. Any person who reviews or relies on the transcript does so at that person’s own risk. The transcript is filed solely pursuant to Rule 425 under the Securities Act of 1933, as amended, and Rule 14a-12 under the Securities Exchange Act of 1934, as amended, and is not a prospectus, proxy statement or other disclosure document. The podcast, as it was edited and published by its producer on October 19, 2026, may differ from the recording made on October 6, 2026 on which this transcript is based, including by the removal, shortening or rearrangement of portions of the recording, and this transcript does not reflect any such differences.

Statements Made in the Podcast

The podcast was an unscripted conversation recorded on October 6, 2026. The statements made in the podcast speak only as of the date of recording, were made without the review and qualification that accompany a formal disclosure document, and may be incomplete or imprecise. Mr. Mittal spoke in his capacity as an officer of KOYN and as a sponsor of special purpose acquisition companies. His statements concerning First Digital, including its business, products, services, financial condition, results, ownership, governance, investors, commercial and financing arrangements, legal and regulatory matters, history, strategy and prospects, reflect his own understanding, recollection and opinions, are not statements made by or on behalf of First Digital, and have not been independently verified by KOYN. Each statement made in the podcast is qualified in its entirety by, and in the event of any inconsistency is superseded by, the Business Combination Agreement and the related agreements, KOYN’s Current Reports on Form 8-K, the proxy statement/prospectus when it becomes available, and the other documents filed or to be filed with the SEC. Investors should not rely on any statement in the podcast concerning the terms of any agreement, financing or other arrangement, including any proposed financing, and should refer instead to those documents. Any arrangement that remains subject to negotiation, documentation or approval is subject to change, and no assurance can be given that any such agreement will be entered into on the terms described in the podcast, or at all. The statements in the podcast were made orally and in real time and were not subject to the review, qualification and legal scrutiny that accompany a formal disclosure document, and they may omit facts, risks, assumptions and qualifications that would be material to an investor. Nothing in the podcast constitutes a representation, warranty, covenant or undertaking of KOYN, First Digital or Mr. Mittal, whether in his capacity as an officer, a sponsor or otherwise, and no statement in the podcast should be read as a statement of the views of the board of directors of KOYN or of First Digital.

Opinions, Valuation and Return Statements; No Investment Advice

Certain statements in the podcast, including statements regarding the valuation of First Digital, the potential for increases in market capitalization or returns on investment (including any multiple of invested capital), the performance of special purpose acquisition companies and of businesses that become public through them, the growth of the stablecoin and agentic payments markets, and the future adoption, development, profitability or success of First Digital, FDUSD or Finance District, are statements of opinion, belief or speculation. They are not statements of fact, and they are not projections, forecasts or guarantees. They may prove to be wrong, and no assurance can be given that any such outcome will be achieved. Securities of a special purpose acquisition company, and of a company that becomes public through a business combination, are speculative and involve a high degree of risk, including the risk of loss of the entire investment. Past performance of sponsors of special purpose acquisition companies, of their affiliates, or of any company or transaction referred to in the podcast is not indicative of future results. Nothing in the podcast or in this communication is investment, legal, tax or accounting advice or a recommendation to buy, sell or hold any security, and investors should conduct their own investigation and consult their own advisors.

References to Other Companies and Third Parties

In the podcast, Mr. Mittal also referred to other special purpose acquisition companies and their officers, sponsors and investors, and to other companies, investors, exchanges, trading firms, financial institutions and third parties, and to market events, conditions, data and statistics. Except to the extent addressed in the other sections of this communication, those references were made in general terms from his recollection, are not related to the proposed business combination, have not been verified by KOYN or First Digital, may be incomplete or inaccurate, and are not statements or representations of any of those persons. No reference to any person or company in the podcast or in this communication implies any affiliation with, endorsement by, or sponsorship of or by that person or company, and no such person or company is bound by, or responsible for, any statement in the podcast. Market events, conditions, data and statistics referred to in the podcast may have changed since the date of recording. This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of any such other special purpose acquisition company or of any other person.

Third-Party Production; Marketing and Outreach Activities

The podcast is produced, edited and published by a third party. KOYN and First Digital do not control, and are not responsible for, the content, editing, presentation or distribution of the podcast or the statements and opinions of the host or any other person, other than the statements of KOYN’s officers made in that capacity, and they do not endorse or adopt any such third-party content. Statements describing planned or anticipated marketing, media, investor outreach, conference, research coverage, roadshow or other promotional activities describe intentions and expectations only, may change or may not occur, and are forward-looking statements. Any written communication relating to the proposed business combination will be filed with the SEC to the extent required. The holding of a meeting or event with any investor is not an indication that the investor has agreed to participate in, or support, the proposed business combination.

Statements Regarding First Digital’s Business, Financial Condition, Relationships and Investors

In the podcast, Mr. Mittal made statements regarding First Digital that were not made by First Digital, were made from his own understanding, recollection and opinion, and have not been independently verified by KOYN and may not have been reviewed or approved by First Digital. Those statements include, without limitation, statements regarding the profitability, financial condition, results of operations, revenue, ability to operate independently and diligence of First Digital; the existence, terms, status, duration or modification of any revenue-sharing, commercial, strategic or other arrangement between First Digital and Binance, any of its affiliates or any other exchange, trading firm, partner or counterparty; the identity, ownership, percentage ownership, rights (including governance, consent or approval rights), views or support of any shareholder or investor of First Digital, or of any other person, with respect to First Digital or the Business Combination; and the prior financing history, prior valuations and prior investors of First Digital. None of those statements is a statement of fact that KOYN or First Digital adopts, confirms or makes in this communication, and each may be inaccurate, incomplete, imprecise or out of date. No person, including any named exchange, investor or counterparty, has been represented to have approved, endorsed or supported the Business Combination by reason of anything said in the podcast. Information regarding First Digital, its financial results, its ownership and its commercial arrangements will be set forth only in the Business Combination Agreement, the Current Reports on Form 8-K filed by KOYN, and the registration statement and proxy statement/prospectus to be filed with the SEC, and you should rely only on those documents and not on the podcast. Statements about First Digital in the podcast should not be read as having been made, adopted, confirmed or ratified by First Digital or by any shareholder, investor, partner or counterparty of First Digital, or by any of their respective affiliates, and no such person is bound by, or responsible for, any such statement. Nothing in this communication is a statement that any such person has agreed to any term, waiver, consent or arrangement, or that any such arrangement will continue on its current terms or at all.

Proposed Financing; Finance District, Tokens and Other Products

In the podcast, Mr. Mittal referred to a proposed convertible note investment and to a trading partner of First Digital in connection with that proposed investment, including a dollar amount and the characterization of that investment as being backstopped. The press release issued on October 6, 2026 and filed as Exhibit 99.1 to KOYN’s Current Report on Form 8-K filed on October 7, 2026 states that First Digital has entered into a non-binding term sheet with Millennial Trading Limited for a $25 million convertible note bearing a 0% coupon, with a $12.00 conversion price, and that there can be no assurance that definitive agreements will be entered into or that the note will be issued on those terms or at all. Any statement in the podcast regarding the amount, terms, status, certainty or backstopping of that or any other proposed financing, or regarding any commitment by any person to provide financing, is superseded by the press release and by the documents filed or to be filed with the SEC, is not a commitment or assurance of any kind, and should not be relied upon. Likewise, the press release states that Finance District currently has four live products, namely District Pass, Agent Wallet, Prism and an AI assistant, that the agentic economy is at an early stage and that Finance District does not yet contribute material revenue to First Digital. Statements in the podcast regarding any other product, service or offering of First Digital or Finance District, including tokenization, real-world asset, securitization, digital asset lending or similar offerings, and regarding the timing of any launch, are statements of aspiration or intention only, are not announcements of products that are available or that will be launched, may never be launched, and may be subject to securities, commodities, banking, payments and other laws and regulatory approvals in one or more jurisdictions. References to token launches, to a retail or individual following of First Digital, or to the participation of retail investors, do not constitute an offer or solicitation of any digital asset or security, and the FDFI token is a governance token that, as stated in the press release, does not represent any equity, ownership or other interest in First Digital or FDUSD. Nothing in the podcast or in this communication is an invitation to purchase, sell or hold any token, digital asset or security.

Legal Proceedings, Regulatory Matters and FDUSD

In the podcast, Mr. Mittal made statements regarding litigation and disputes involving First Digital, the identity of the parties to those matters, the effect of those matters on the reputation or credibility of First Digital, and a prior period during which FDUSD traded below its intended value. Those statements were made informally and from recollection, may mischaracterize or omit relevant facts, dates, durations, causes, parties or outcomes, and are not a complete or accurate description of any legal proceeding, regulatory matter or market event. The press release states that First Digital filed a writ of summons on April 3, 2025 in the High Court of the Hong Kong Special Administrative Region Court of First Instance initiating a defamation action against Sun Yuchen (also known as Justin Sun). Neither KOYN nor First Digital makes any representation as to the merits, status, timing or outcome of any such matter or of any other proceeding, investigation or dispute involving First Digital or any of its affiliates, partners or counterparties, and nothing said in the podcast is an admission, concession or waiver of any claim, defense, right or position of any person. The stability of the value of FDUSD or of any other stablecoin is not guaranteed, FDUSD may lose its peg to the U.S. dollar, and holders of FDUSD may not be able to redeem it at par or at all. The licenses, registrations and applications of First Digital are described in the press release and in the filings of KOYN, and nothing in the podcast should be read as a statement that any license, registration or approval has been, or will be, obtained or maintained.

Valuation, Turnaround and Return Statements Regarding the Business Combination

Without limiting the section above entitled “Opinions, Valuation and Return Statements; No Investment Advice,” the statements made in the podcast regarding the proposed valuation of First Digital in the Business Combination, including characterizations of that valuation as conservative, as a “down round,” or as comparable to or lower than the valuation in any prior financing round, any statement regarding the valuation that any investor or other person sought or would have preferred, the description of the Business Combination or of First Digital as a “turnaround story,” the statements that a securities investment could increase in value by a stated multiple (including “ten X”), that revenue or interest income “flows to the bottom line,” or that interest rates or the market capitalization of any stablecoin will rise, stabilize or decline, are opinions, characterizations and speculation of Mr. Mittal only. They are not projections, forecasts, guidance, estimates or guarantees, are not based on any projection or financial forecast that KOYN or First Digital has provided or adopted, and are not statements of the intrinsic, fair or market value of First Digital or of any security. The valuation of First Digital in the Business Combination is as set forth in the Business Combination Agreement, was determined by negotiation between KOYN and First Digital, and may not reflect the price at which any security of KOYN or of the combined company will trade at any time. You may lose all or part of your investment, and no person should purchase, sell, redeem or hold any security of KOYN in reliance on any such statement. The description of negotiations, discussions and processes with First Digital’s shareholders and others is informal and incomplete, and will be superseded by the disclosure regarding the background of the Business Combination in the registration statement and proxy statement/prospectus to be filed with the SEC. The valuation of any company in a business combination is inherently subjective, depends on assumptions that may prove incorrect, and may differ materially from the prices at which securities trade after the closing, which could be substantially lower.

Marketing, Media and Outreach Statements; Terminology

In the podcast, Mr. Mittal made statements regarding planned and ongoing marketing, advertising, media, key opinion leader, trade publication, conference, roadshow and investor meeting activities, including activities of persons other than KOYN, and regarding interviews that have been conducted and have not yet been published. Those statements describe intentions and expectations only, may not be accurate or complete, and do not describe any arrangement, relationship or compensation of any person. Any article, interview, post, video, event or other communication published by any third party, whether or not described in the podcast, is the independent product of that third party, speaks only for itself, is not adopted, endorsed, verified or controlled by KOYN or First Digital, and, to the extent required by the rules of the SEC, will be filed by KOYN under Rule 425 under the Securities Act of 1933, as amended, or Rule 14a-12 under the Securities Exchange Act of 1934, as amended, as applicable. A reference to a meeting, roadshow or discussion with any investor is not a statement that the investor has expressed support, interest or intent to invest in or vote for the Business Combination, and no securities are being offered or sold by means of any such meeting. References in the podcast to an “IPO” or to “going public” refer to the proposed Business Combination and the proposed listing of the combined company, and not to an initial public offering of securities of KOYN or First Digital. References in the podcast to “CSLM3,” “CSLM Digital Asset One,” “our company,” “the company” or “the CEO” are to be read as references to CSLM Digital Asset Acquisition Corp III, Ltd. or to First Digital, as the context requires, and do not indicate that First Digital is controlled by, or is an affiliate of, KOYN or its sponsor, or that the two companies share management. First Digital and KOYN are separate companies. The titles of persons referred to in the podcast may differ from those set forth in other filings of KOYN.

Other Special Purpose Acquisition Companies and Their Securities

Mr. Mittal also referred in the podcast to other special purpose acquisition companies, including by name and ticker symbol, to the persons who lead them, and to securities and transactions of other issuers. Each of those companies is a separate legal entity from KOYN and First Digital, is not a party to the Business Combination, and has its own separate disclosure obligations. Statements regarding those companies, their management, their offerings, their prospects, their transactions and the companies that were taken public through special purpose acquisition companies were made in general terms, may be inaccurate or incomplete, and are not made on behalf of those companies. Nothing in the podcast or in this communication is an offer to sell, a solicitation of an offer to buy, or a recommendation of any security of any other company, and no person should rely on any such statement in evaluating any security. Information about any such company is available only from its own filings with the SEC.

General Descriptions of the SPAC Process; Market Data and Statistics

The descriptions in the podcast of special purpose acquisition companies, the formation and funding of sponsors and risk capital, initial public offerings, trust accounts, underwriting and legal fees, warrants, structures, investor relations practices, so-called quiet periods, wall-crossing procedures, confidentiality, disclosure obligations, the experiences of investors and sponsors in prior market cycles, and the performance, losses or returns of investors in special purpose acquisition companies and other investments, are general, simplified, incomplete and based on Mr. Mittal’s experience and recollection. They are not legal, tax, accounting or compliance advice, do not describe the law, the rules of the SEC or the rules of any exchange in full or precisely, may not apply to KOYN or to any other company, and should not be relied upon. Numbers, percentages, dollar amounts, dates, rankings, market positions, descriptions such as “leading” or “largest,” demographic and economic statistics about any country or region (including the proportion of any population that has access to banking services), and statistics about the number or size of special purpose acquisition companies or other offerings, were stated from memory in an unscripted conversation, have not been verified by KOYN or First Digital, may be inaccurate, approximate, incomplete or out of date, and are not statements on which any person may rely. No statement in the podcast regarding the market position, ranking or competitive standing of First Digital or of FDUSD is supported by this communication. Neither KOYN nor First Digital makes any representation as to the sources, methodology or currency of any such number, statistic or description, and, except as required by applicable law, neither has any obligation to correct or supplement them.

No Reliance; Order of Precedence; No Update; No Admission

Neither KOYN, First Digital, nor any of their respective affiliates, directors, officers, employees, advisors or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or fairness of the podcast or the transcript, and none of them shall have any liability for any statement made in or omitted from the podcast or the transcript, or for any reliance on either of them, in each case to the fullest extent permitted by law. The podcast and the transcript are provided solely for information. Where any statement in the podcast is inconsistent with, or is not contained in, the Business Combination Agreement, the Current Reports on Form 8-K and exhibits filed by KOYN, or the registration statement and proxy statement/prospectus to be filed with the SEC, those documents control and the statement in the podcast shall be disregarded. Neither the podcast nor the transcript amends, supplements, waives or modifies any provision of the Business Combination Agreement or any other agreement, and no statement in either is a binding commitment, offer, agreement or understanding of KOYN, First Digital or any other person. Neither KOYN nor First Digital undertakes any obligation to update, correct or supplement any statement in the podcast or the transcript, except as required by applicable law. Neither the filing of this communication nor any statement in it is an admission by KOYN, First Digital or any other person as to the accuracy or materiality of any statement or fact, or a waiver of any right, privilege or defense. You should make your own investigation and evaluation, consult your own legal, tax, financial and accounting advisors, and make any investment or voting decision only on the basis of the registration statement and proxy statement/prospectus, when available, and the other documents filed with the SEC.

Important Notice Regarding the Summary and Transcript

The summary set forth above is a brief and incomplete summary of the podcast and is qualified in its entirety by the transcript and the audio recording of the podcast. The transcript set forth above records statements made orally, informally and without preparation by the speakers named in it, each of whom spoke only as of October 6, 2026. The summary and the transcript, and each statement in them, are subject to, and qualified in their entirety by, the disclaimers and cautionary statements set forth in this “Important Legal Information” section, including the sections entitled “Transcript of Podcast,” “Statements Made in the Podcast” and “No Reliance; Order of Precedence; No Update; No Admission.” In particular, statements regarding First Digital, its business, financial condition, investors and commercial relationships, any proposed financing, products or offerings, valuation, expected returns, marketing and outreach activities, and other companies are the opinions, recollections or expectations of the speaker, have not been verified, may be inaccurate or incomplete, and are superseded by the Business Combination Agreement, the Current Reports on Form 8-K filed by KOYN and the other documents filed or to be filed with the SEC. No person should rely on the summary or the transcript in making any investment, voting or other decision.

About First Digital Group Ltd.

First Digital is a leading digital asset and stablecoin infrastructure provider, offering fully backed USD-denominated stablecoins, trust and custody services, global payment solutions, and white-label stablecoin issuance for enterprises. Its flagship product, FDUSD, is one of the world’s most traded stablecoins, supported by a compliance-first governance model, segregated trust structure, and monthly independent attestations. First Digital operates across multiple jurisdictions and maintains active licenses and registrations in key financial centers.

About CSLM Digital Asset Acquisition Corp III, Ltd.

KOYN is a publicly traded special purpose acquisition company focused on high-growth, frontier-technology sectors including digital assets, regulated financial infrastructure, and next-generation fintech. KOYN is led by an experienced SPAC team with a track record of sourcing, executing, and stewarding complex public-market transactions.

Media & Investor Contacts

Vik Mittal | CSLM Digital Asset Acquisition Corp III, Ltd.

info@koynspac.com

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